U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SAYS GLASS LEWIS REPORT RECOMMENDS THAT infoUSA
SHAREHOLDERS WITHHOLD VOTES FROM THE ELECTION OF
INCUMBENT DIRECTOR ELLIOTT KAPLAN

Leading Proxy Advisory Firm Recommends Removal of Special Exemption in
Company’s Poison Pill “to protect minority shareholders from a creeping control attempt by Mr. [Vinod] Gupta”

STAMFORD, CONNECTICUT, May 31, 2007 – Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today announced that Glass Lewis & Co., one of the world’s leading proxy advisory firms, recommends that infoUSA shareholders WITHHOLD votes from Mr. Elliott Kaplan, an incumbent director up for election at infoUSA’s June 7, 2007 Annual Meeting.

Glass Lewis also states its support for renewal of the Company’s current shareholder rights plan, also known as a poison pill, “to protect minority shareholders from a creeping control attempt by Mr. [Vinod] Gupta.”  Glass Lewis also recommends the removal of the shareholder rights plan’s exclusive exemption for Mr. Vinod Gupta, Chairman and CEO of infoUSA, who, with his affiliates, owns approximately 43% of infoUSA’s stock.

Among the points made in the Glass Lewis report are the following:

Withhold votes for nominee Elliot Kaplan because he is a partner in a law firm which received $1,092,221 from infoUSA for legal services.

“We view such relationships as potentially creating conflicts for directors, as they may be forced to weigh their own interests in relation to shareholder interests when making board decisions.  In addition, the Company’s decision regarding where to turn for the best professional services may be compromised when doing business with the law firm of one of the Company’s directors.”

Elliott Kaplan is responsible for voting to disband the special committee formed to protect shareholders.

“Furthermore, we believe Mr. Kaplan should be held responsible for voting to disband the special committee, in September 2005, formed to explore value-enhancing transactions after the committee rejected Mr. [Vinod] Gupta’s undervalued and opportunistic bid for the Company in June 2005.  In situations like that of the Company’s, we believe that special independent committees are often in the best interests of shareholders to ensure that the board is acting to protect the Company’s owners rather than its management.”

The Company’s current shareholder rights plan, also known as a poison pill, should be extended and the exclusive exemption for Vinod Gupta should be removed.

“While we typically do not believe poison pills are in the best interests of shareholders, in this case, we agree that the current poison pill, while flawed given its exemption for Mr. [Vinod] Gupta, may be necessary in order to protect minority shareholders from a creeping control attempt by Mr. [Vinod] Gupta.”

Dolphin urges all infoUSA shareholders to WITHHOLD votes from all of management's Director nominees and vote AGAINST the 2007 Omnibus Incentive Plan.

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